UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three Months ended September 30, 2005

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F      X                                                                                          Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                                               No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

PART I - FINANCIAL INFORMATION

ITEM 1 FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	September 30, 2005 (Unaudited)	June 30, 2005
ASSETS

Current assets:
Cash and cash equivalents	$171,784	$187,246
Accounts receivable, net	169,386	163,184
Inventory	365,506	395,886
Other assets and prepaids	47,320	43,144

Total current assets	753,996	789,460

Property and equipment, net	117,973	117,187
Investments	112,028	125,914
Other non-current assets	46,666	44,913

Total Assets	$1,030,663	$1,077,474

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$126,742	$151,070
Accrued liabilities	103,605	103,768
Income taxes payable	18,791	20,712
Current portion of long term obligations and others	6,800	7,383

Total current liabilities	255,938	282,933

Long term obligations	207,771	209,455

Minority interest in subsidiaries	3,675	3,954

Shareholders’ equity:
Ordinary shares (‘000); S$0.25 par value;
Authorized: 200,000 shares
Outstanding: 82,666 and 83,593 shares	8,147	8,286
Additional paid-in capital	338,287	337,990
Unrealized holding gains on quoted investments	54,334	65,280
Deferred share compensation	—	(378)
Retained earnings	162,511	169,954

Total shareholders’ equity	563,279	581,132

Total Liabilities and Shareholders’ Equity	$1,030,663	$1,077,474

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’ 000, except per share data)

(Unaudited)

	Three months ended September 30,
	2005	2004
Sales, net	$280,173	$210,020
Cost of goods sold	223,607	144,817

Gross profit	56,566	65,203

Operating expenses:
Selling, general and administrative	45,265	40,068
Research and development	19,927	19,718

Total operating expenses	65,192	59,786

Operating (loss) income	(8,626)	5,417
Gain (loss) from investments, net	10,028	(1,204)
Interest income	995	710
Interest expense	(2,017)	(151)
Others	152	709

Income before income taxes and minority interest	532	5,481
Provision for income taxes	(138)	(535)
Minority interest in loss (income)	297	(170)

Net income	$691	$4,776

Basic earnings per share:	$0.01	$0.06
Weighted average ordinary shares outstanding (‘000)	83,556	81,443
Diluted earnings per share:	$0.01	$0.06
Weighted average ordinary shares and equivalents outstanding (‘000)	84,690	84,237

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Three Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net income	$691	$4,776
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of fixed assets	5,487	5,116
Amortization of intangible assets	746	947
Deferred share compensation amortization	202	468
Minority interest in (loss) income	(297)	170
Equity share in loss (gain) of unconsolidated investments	—	700
Loss (gain) on disposal of fixed assets	26	(67)
Write-off of investments and other non-current assets	999	3,021
Gain from investments, net	(11,016)	(1,817)
Deferred income taxes, net	(13)	(265)

Changes in assets and liabilities, net:
Accounts receivable	(6,202)	(40,109)
Inventory	30,380	(65,252)
Other assets and prepaids	(4,574)	(4,136)
Accounts payable	(24,328)	66,475
Accrued and other liabilities	(210)	5,283
Income taxes	(1,921)	391

Net cash used in operating activities	(10,030)	(24,299)

Cash flows from investing activities:
Capital expenditures, net	(6,306)	(9,384)
Proceeds from sale of fixed assets	3	168
Proceeds from sale of quoted investments	14,408	1,758
Purchase of investments	(452)	(15,711)
Increase in other non current assets, net	(3,100)	(283)

Net cash provided by (used in) investing activities	4,553	(23,452)

Cash flows from financing activities:
Increase in minority shareholders’ loan and equity balance	18	305
Proceeds from exercise of ordinary share options	334	2,968
Repurchase of ordinary shares	(8,134)	—
Repayments of debt obligations	(887)	(889)
Repayments of capital leases	(1,316)	(880)

Net cash (used in) provided by financing activities	(9,985)	1,504

Net decrease in cash and cash equivalents	(15,462)	(46,247)
Cash and cash equivalents at beginning of fiscal year	187,246	211,077

Cash and cash equivalents at end of the period	$171,784	$164,830

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2005 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates and such differences could be material. The consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2005 annual report on Form 20-F filed with the Securities and Exchange Commission.

The results of operations for the three month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”).

NOTE 2 - OTHER NON-CURRENT ASSETS

(in US$’000)	September 30, 2005	June 30, 2005
Other intangible assets	$37,568	$37,668
Accumulated amortization	(32,345)	(31,599)

Other intangible assets, net	5,223	6,069

Goodwill	29,447	29,447
Other non-current assets	11,996	9,397

	$46,666	$44,913

NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	September 30, 2005	June 30, 2005
Raw materials	$176,688	$166,318
Work in progress	28,733	18,711
Finished products	160,085	210,857

	$365,506	$395,886

NOTE 4 - PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges from 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual were as follows (in US$’000):

	September 30, 2005	September 30, 2004
Balance at the beginning of the period	$12,418	$6,232
Accruals for warranties issued during the period	11,587	4,152
Adjustments related to pre-existing warranties (include changes in estimates)	(164)	(30)
Settlements made (in cash or in kind) during the period	(12,128)	(4,052)

Balance at the end of the period	$11,713	$6,302

NOTE 5 – NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”) “Earnings per Share”, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	Three months ended September 30,
	2005	2004
Weighted average ordinary shares outstanding	83,556	81,443
Weighted average dilutive stock options outstanding	1,134	2,794

Weighted average ordinary shares and equivalent outstanding	84,690	84,237

NOTE 6 - INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographic regions, where the tax rates range from 0% to 50%; pioneer status income in Singapore, which is exempt from tax; and the utilization of non-Singapore net operating losses. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax.

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

NOTE 7 - COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Three months ended September 30,
	2005	2004
Net income	$691	$4,776
Unrealized loss on quoted investments	(10,946)	(18,826)

Total comprehensive loss	$(10,255)	$(14,050)

NOTE 8 - SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased	Average Price
	(in millions)
As of June 30, 2005	26.3	$13
Quarter ended September 30, 2005	1.0	$8

Total	27.3	$13

At the Annual General Meeting (“AGM”) held on October 28, 2005, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 9 - EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

In December 1998, Creative adopted the Creative Technology (1999) Share Option Scheme (“1999 Scheme”) which allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant. Creative issues new shares to satisfy its share based exercises.

Effective July 1, 2005, Creative adopted the provisions of SFAS 123(R), “Share-Based Payment.” SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period. Creative previously applied Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and provided the required pro forma disclosures of SFAS 123 “Accounting for Stock-Based Compensation.”

Prior to the adoption of SFAS No. 123(R), Creative provided the disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” The following table illustrates the effect on net income and earnings per share for the corresponding period if Creative had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in US$’000, except per share data):

		Three months ended September 30, 2004
Net income, as reported		$4,776
Less:	Total stock-based employee compensation expense determine under fair value based method for all awards, net of related tax effects	(450)
Add:	Stock-based employee compensation expense included in reported net income, net of related tax effects	468

Pro forma net income		$4,794

Earnings per share:
	Basic – as reported	$0.06
	Basic – pro forma	$0.06

	Diluted – as reported	$0.06
	Diluted – pro forma	$0.06

Creative elected to adopt the modified-prospective application method as provided by SFAS No. 123(R). Accordingly, during the three months ended September 30, 2005, Creative recorded stock-based compensation cost of $202,000 in the financial statements, totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123. Previously disclosed amounts have not been restated in the financial statements.

In connection with the adoption of SFAS No. 123(R), Creative also made a one-time adjustment to reverse the unamortised share compensation balance of $378,000 against the additional paid-in capital account.

The fair value of each share option granted is estimated on the date of grant using the Black Scholes option-pricing model. The option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, risk-free interest rates, dividend yield and the price volatility of the underlying share. The expected share price volatility assumption was determined using the historical volatility of Creative’s shares. No inputs were reflected for the respective assumptions as Creative did not grant any options for the three months ended September 30, 2005 and the corresponding three months ended September 30, 2004.

Summary of outstanding options under Creative’s employee share option plans

The following table summarizes the option information under the Creative’s employee share option plans as at September 30, 2005.

	Number of Options (‘000)	Weighted- Average Exercise Price ($)	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value ($’000)
Outstanding at June 30, 2005	6,581	6.93	—	—
Granted	—	—	—	—
Exercised	(73)	4.50	—	—
Cancelled / Forfeited / Expired	(47)	8.27	—	—
Outstanding at September 30, 2005	6,461	6.95	4.97	8,271
Exercisable at September 30, 2005	6,200	6.95	4.88	7,924

The options outstanding and exercisable as at September 30, 2005 were in the following exercise price ranges:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares Outstanding (‘000)	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price ($)	Aggregate Intrinsic Value ($’000)	Number of Shares Exercisable (‘000)	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price ($)	Aggregate Intrinsic Value ($’000)
$1.00 to $2.99	259	5.66	2.85	1,159	259	5.66	2.85	1,159
$3.00 to $4.99	2,226	6.04	4.45	6,397	2,133	6.03	4.45	6,124
$5.00 to $6.99	416	5.61	5.60	715	344	5.24	5.46	641
$7.00 to $10.99	3,554	4.19	8.95	—	3,458	4.08	8.92	—
$11.00 to $18.99	6	4.41	18.40	—	6	4.41	18.40	—

	6,461	4.97	6.95	8,271	6,200	4.88	6.95	7,924

The intrinsic value is determined by the difference between Creative’s closing share price of $7.32 as of September 30, 2005 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options as of that date. The total fair value of shares vested during the three months ended September 30, 2005 was $603,000 and the total intrinsic value of options exercised during the three months ended September 30, 2005 was $214,000. As at September 30, 2005, Creative expects to recognize the total unrecognized compensation cost relating to non-vested stock-based compensation of $197,000 over a weighted average period of 1.16 years.

NOTE 10 - INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorneys’ fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurance that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 11 - LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas, U.S., against Creative Labs, Inc. and 27 other defendants); Sviluppo del’elettronica S.I.S.V.E.L. S.P.A. and its wholly owned U.S. subsidiary, Audio MPEG, Inc. (legal proceedings in the Netherlands, Germany, Italy and the Eastern District of Virginia, U.S., each alleging that Creative’s MP3 technology violates patents managed by S.I.S.V.E.L.); and representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including, Lucent Technologies, MPEG LA, Dyancore Holdings and Advanced Audio Devices.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; exposure to excess and obsolete inventory; accelerated declines in the average selling prices of Creative’s products; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals, personal digital entertainment products and related consumer products as a result of poor economic conditions, social and political turmoil or major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; Creative’s ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of the Flow Back Restriction that commenced on June 1, 2003 and Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the U.S. Securities and Exchange Commission (“SEC”), including its annual report for fiscal 2005 filed on Form 20-F. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended September 30, 2005, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment markets, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003
Sales, net	$280,173	$305,409	$333,840	$375,142	$210,020	$201,780	$201,835	$250,422
Cost of goods sold	223,607	274,417	256,519	273,398	144,817	135,393	132,278	161,494

Gross profit	56,566	30,992	77,321	101,744	65,203	66,387	69,557	88,928

Operating expenses:
Selling, general and administrative	45,265	48,051	51,208	56,931	40,068	40,686	42,477	47,108
Research and development	19,927	20,300	19,687	22,620	19,718	18,940	18,926	16,800
Other charges	—	—	—	65,225	—	—	—	—

Operating (loss) income	(8,626)	(37,359)	6,426	(43,032)	5,417	6,761	8,154	25,020

Net gain (loss) from investments	10,028	9,304	14,766	51,539	(1,204)	(224)	48,319	937
Interest income	995	967	1,243	651	710	1,719	1,702	546
Interest expense	(2,017)	(1,792)	(1,275)	(456)	(151)	(231)	(202)	(275)
Others	152	(4,796)	(5,728)	5,555	709	(700)	15	4,988

Income (loss) before income taxes and minority interest	532	(33,676)	15,432	14,257	5,481	7,325	57,988	31,216
Provision for income taxes	(138)	1,855	(53)	(2,236)	(535)	(604)	(773)	10,433
Minority interest in loss (income)	297	(123)	534	(178)	(170)	(90)	(168)	(165)

Net income (loss)	$691	$(31,944)	$15,913	$11,843	$4,776	$6,631	$57,047	$41,484

Basic earnings (loss) per share	$0.01	$(0.38)	$0.19	$0.14	$0.06	$0.08	$0.70	$0.52

Weighted average ordinary shares outstanding (‘000)	83,556	83,576	83,307	82,320	81,443	81,236	80,955	80,522

Diluted earnings (loss) per share	$0.01	$(0.38)	$0.18	$0.14	$0.06	$0.08	$0.68	$0.50

Weighted average ordinary shares and equivalents outstanding (‘000)	84,690	83,576	86,274	85,930	84,237	83,960	84,237	83,683

	Unaudited data for quarters ended (as a percentage of sales)
	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	80	90	77	73	69	67	66	64

Gross profit	20	10	23	27	31	33	34	36

Operating Expenses:
Selling, general and administrative	16	16	15	15	19	20	21	19
Research and development	7	6	6	6	10	10	9	7
Impairment of goodwill / intangible assets	—	—	—	17	—	—	—	—

Operating (loss) income	(3)	(12)	2	(11)	2	3	4	10

Net gain (loss) from investments	4	3	5	14	(1)	—	24	1
Interest income	—	—	—	—	—	1	1	—
Interest expense	(1)	—	—	—	—	—	—	—
Others	—	(2)	(2)	1	1	(1)	—	2

Income (loss) before income taxes and minority interest	—	(11)	5	4	2	3	29	13

Provision for income taxes	—	1	—	(1)	—	—	(1)	4
Minority interest in loss (income)	—	—	—	—	—	—	—	—

Net income (loss)	—%	(10)%	5%	3%	2%	3%	28%	17%

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect the management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2005 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2004

Net sales

Net sales for the first quarter of fiscal 2006 increased by 33% compared to the same quarter in the prior fiscal year. The revenue increase was primarily attributable to a substantial increase in sales of digital audio players. Sales of personal digital entertainment (“PDE”) products, which include digital audio players and digital cameras, increased by 101% in the first quarter of fiscal 2006 compared to the same quarter in the prior fiscal year. As a percentage of sales, PDE products represented 66% of sales in the first quarter of fiscal 2006 compared to 44% of sales in the same quarter in fiscal 2005. The strong demand for PDE products was driven by a number of factors, such as the competitive pricing of the Zen Micro hard drive player and the Zen Nano family of flash players, new product launches and increased in spending on marketing campaigns. Sales of audio products which consist of Sound Blaster audio cards and chipsets decreased by 15% in the first quarter of fiscal 2006 compared to the same quarter in fiscal 2005, and as a percentage of sales, represented 13% of sales in the first quarter of fiscal 2006 compared to 20% in the first quarter of fiscal 2005. Creative believes that the newly launched Xtreme Fidelity audio technology and Sound Blaster X-Fi sound cards will set a new standard for audio in music, movies and video games and will reverse the decline in its audio business. Sales of speakers in the first quarter of fiscal 2006 decreased by 13% compared to the same quarter in the prior fiscal year, primarily due to lower sales of non-multimedia speakers. As a percentage of sales, speakers were 13% of sales in the first quarter of fiscal 2006 compared to 20% of sales in the first quarter of fiscal 2005. Sales from all other products which include graphics products, communication products, accessories and other miscellaneous items decreased by 31%, and as a percentage of sales, represented 8% of sales in the first quarter of fiscal 2006 compared to 16% of sales in the first quarter of fiscal 2006. The decrease was primarily attributable to decreases in sales of graphics and communication products.

Gross profit

Gross profit in the first quarter of fiscal 2006 was 20% compared to 31% in the same quarter in the prior fiscal year. The decrease in gross profit margin was primarily attributable to the mix of products sold in the first quarter of fiscal 2006 with a higher percentage of sales coming from digital audio players, which generally have lower gross profit margins due to competitive pricing on some of the players, and a lower percentage of sales coming from higher margin audio products. The markets in which Creative competes, especially the market for digital audio players, are characterized by intense competition and aggressive pricing practices.

Operating expenses

Selling, general and administrative (“SG&A”) expenses increased by 13% in the first quarter of fiscal 2006 compared to the same quarter in the prior fiscal year. The increase in SG&A expenses were mainly attributable to an increase in sales volume and an increase in sales and marketing expenses to support new products. However, as a percentage of sales, SG&A expenses were 16% in the first quarter of fiscal 2006 compared to 19% in the same quarter of fiscal 2005, due to the proportionately larger increase in revenue.

Research and development (“R&D”) expenses increased marginally by 1%, primarily due to an increase in spending related to product development. As a percentage of sales, R&D expenses were 7% of sales in the first quarter of fiscal 2006 compared to 10% in the same quarter of fiscal 2005.

Net investment gain (loss)

Net investment gain of $10.0 million in the first quarter of fiscal 2006 comprised a $11.0 million net gain from sales of investments offset by $1.0 million in write-downs of investments. Net investment loss of $1.2 million in the first quarter of fiscal 2005 included $3.0 million in write-downs of investments offset partially by $1.8 million in net gains from the sale of investments.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest in the first quarter of fiscal 2006 was an expense of $1.0 million compared to income of $0.6 million in the same quarter of the prior fiscal year. The net interest expense was due to the five-year $175.0 million syndicated term loan that was drawn-down in fiscal year 2005.

Others

Other income of $0.2 million in the first quarter of fiscal 2006 include sundry income of $1.2 million pertaining to write-back of unclaimed invoices and exchange loss of $1.3 million. Other income of $0.7 million in the first quarter of fiscal 2005 include exchange gain of $1.1 million and share of equity-method investees’ losses of $0.7 million.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some of Creative’s subsidiaries were not offsetable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the new Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of September 30, 2005 decreased by $15.4 million to $171.8 million, compared to the balance of $187.2 million at June 30, 2005. Cash used in operating activities of $10.0 million was mainly due to a $10.8 million net increase in accounts receivable and other assets and prepaid, a $24.5 million decrease in accounts payable and accrued and other liabilities, and a $3.9 million adjustments for non-cash items, offset partially by a $30.4 million decrease in inventory. The $3.9 million adjustments for non-cash items comprises mainly $6.4 million of depreciation and amortization, $1.0 million in write-off of investments and other non-current assets and $11.0 million net gains from disposals of investments. The $4.6 million provided by investing activities comprised primarily proceeds from sales of investments, offset partially by net capital expenditures and new investments in equity-method investee companies. Cash used in financing activities of $10.0 million were mainly for shares repurchases and repayment of capital leases.

As of September 30, 2005, in addition to its cash reserves and excluding long-term loans, Creative has credit facilities totaling $113.6 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $111.8 million were unutilized.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of September 30, 2005:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$197,181	$3,549	$7,098	$182,098	$4,436
Capital Lease Obligations	3,391	3,251	140	—	—
Operating Leases	27,744	8,064	5,155	2,757	11,768
Unconditional Purchase Obligations	85,409	85,409	—	—	—
Other Long Term Obligations	1,257	775	482	—	—

Total Contractual Cash Obligations	$314,982	$101,048	$12,875	$184,855	$16,204

Unconditional purchase obligations are defined as contractual obligations for purchase of goods or services, which are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. The expected timing of payment of the obligations set forth above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

As of September 30, 2005, Creative utilized approximately $1.8 million under guarantees and letters of credit.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In September 2005, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 discusses whether inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined and treated as a nonmonetary exchange and addresses (a) under what circumstances should two or more transactions with the same counterparty (counterparties) be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”) and Financial Accounting Standard No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB 29” (“FAS 153”) and (b) if nonmonetary transactions within the scope of APB 29 and FAS 153 involve inventory, are there any circumstances under which the transactions should be recognized at fair value. The pronouncement is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring in interim or annual reporting periods beginning after March 15, 2006. Creative does not expect that this pronouncement will have a material effect on its financial statements.

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in quoted investments, based on a sensitivity analysis of the balance as of September 30, 2005, would have a $10.2 million adverse effect on Creative’s results of operations and financial position.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative’s cash deposits and the terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results or cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$:

The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at September 30, 2005. Included in other income for the three month period ended September 30, 2005 is an exchange loss of $1.3 million.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at September 30, 2005, expressed in US$ per one S$ and Euro were 0.5915 and 1.2014, respectively.

PART II – OTHER INFORMATION

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Results of Annual General Meeting

At the conclusion of the Annual General Meeting of shareholders held on October 28, 2005, the Company announced that all resolutions set forth in the Proxy Statement dated October 7, 2005 filed with the U.S. Securities and Exchange Commission were successfully adopted and passed by its shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/s/ Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: December 30, 2005